UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Notices to Shareholders	Schering AG

Müllerstraße 178 13353 Berlin Germany

August 4, 2006

Ladies and Gentlemen,

We take pleasure in inviting you, as shareholders of our Company, to our Extraordinary General Meeting on

Wednesday, September 13, 2006, 10:00 a.m.,
at the International Congress Center (ICC)
corner Neue Kantstraße/Messedamm
14057 Berlin (Charlottenburg)
Germany.

The doors open at 9:00 a.m.

Please find enclosed the wording of the announcement that will be published today in the electronic Bundesanzeiger (Federal Gazette) at www.ebundesanzeiger.de. This announcement contains the agenda, the wording of the Domination and Profit and Loss Transfer Agreement to be proposed to the General Meeting and the proposals by the Supervisory Board and the Executive Board regarding the individual agenda items. For details regarding the attendance of the General Meeting please refer to the section on “Conditions of attendance” at the end of the invitation.

The Domination and Profit and Loss Transfer Agreement between Dritte BV GmbH and the Company, the financial statements and management reports of the Company, Dritte BV GmbH and the Bayer AG Group, in each case for the last three fiscal years (to the extent existing), the audit report according to section 293e Stock Corporation Law (Aktiengesetz “AktG”) by the joint auditors Warth & Klein GmbH Wirtschaftsprüfungsgesellschaft, Düsseldorf, and the joint report according to section 293a AktG by the Executive Board of the Company and the management of Dritte BV GmbH on the Domination and Profit and Loss Transfer Agreement are available on the internet at www.schering.de under “Investor Relations / Corporate Governance / General Meeting”. If you would like to obtain print copies of such documents, please order them on the internet at www.schering.de under “Investor Relations / Corporate Governance / General Meeting”, by regular mail addressed to Schering AG, Corporate Communication, 13342 Berlin, by telephone (+49-(0)30-46811917) or by telefax (+49-(0)30-46815504).

You can reach the International Congress Center (ICC) at the corner of Neue Kantstraße/Messedamm by public transport (take S-Bahn lines 41, 42, 45, 46, and 47 (the "Ringbahn") to the Messe Nord/ICC stop, S-Bahn lines 5, 7, 9 and 75 to the Westkreuz stop, U-Bahn line 2 to the Kaiserdamm stop or buses X34, X49, 104, 139, and 149 to the Messedamm/ZOB/ICC stop). Shareholders will receive, together with their admission card, a ticket for using the local public transportation system (for Berlin, zones ABC) which will be valid during the day of the General Meeting. You can park in the ICC's parking garage and in the parking spaces (unattended) in front of the fair pavilions right next to the ICC. The ICC entrance at the corner of Neue Kantstraße/Messedamm will lead you to the General Meeting.

If you are unable to attend in person, you can also follow the speech by the Chairman of the Executive Board live on the internet at www.schering.de.

Schering Aktiengesellschaft
The Executive Board

Postal address: Schering AG D-13342 Berlin, Germany For visitors: Müllerstr. 178, Berlin-Mitte www.schering.de	Executive board: Hubertus Erlen (Chairman) Karin Dorrepaal Ulrich Köstlin Rainer Metternich Marc Rubin Jörg Spiekerkötter	Chairman of the supervisory board: Giuseppe Vita Registered seat: Berlin Trade register: AG Charlottenburg 93 HRB 283
Commerzbank AG, Berlin
Acct. No. 108 700 600, Bank No. 100 400 00
IBAN: DE72 1004 0000 0108 7006 00
BIC: COBADEFF
Deutsche Bank AG, Berlin
Acct. No. 2415 008, Bank No. 100 700 00
IBAN: DE35 1007 0000 0241 5008 00
BIC: DEUTDEBB